UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Michael R. Murphy
   602 3rd Street S.E.
   Cullman, AL  35055
2. Issuer Name and Ticker or Trading Symbol
   Cavalier Homes Inc (CAV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                                                                     (A) 41,534     D  Direct
Common Stock                                                                                     (B)  3,700     I  by Spouse

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $3.40000        01/29/02       A         50,000                            07/29/02     01/29/12
(right to buy)
Non-Qualified Stock Option     $3.93750                                                                   07/26/00     01/26/10
(right to buy)
Non-Qualified Stock Option     $9.65625                                                                   07/25/99     01/25/09
(right to buy)
Non-Qualified Stock Option     $10.21875                                                                  07/23/98     01/23/08
(right to buy)
Non-Qualified Stock Option     $10.62500                                                                  07/17/97     01/17/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     01/29/02  Common Stock                   50,000                    50,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,500                     7,500         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   62,500                    62,500        D   Direct
(right to buy)

Explanation of Responses:

(A) The reporting person's direct holdings of 41,534 shares includes 4,700 shares held in an IRA.

(B) The spouse's direct holdings of 3,700 shares are all held in an IRA.  The person filing this statement disclaims beneficial ownership of these 3,700 shares held in his spouse's IRA, and this filing should not be deemed an admission that Mr. Murphy is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this statement.

This filing shall not be deemed an admission that such person is, for purposes of Section 16 of the Securities Exchange Act of 1934,
as amended, or otherwise, the beneficial owner of any equity securities covered by this statement.



SIGNATURE OF REPORTING PERSON
/S/ Michael R. Murphy
DATE 02/12/03